UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 8, 2023

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Mortgage Loan

On June 8, 2023, the Company entered into a first mortgage loan with the Landa Series LLC listed in the table below, pursuant to the terms outlined in the table (the “Mortgage Loan”). The Mortgage Loan is secured by the underlying property owned by the respective Landa Series LLC located at the following address: 107 Oakwood Circle, Griffin, Georgia 30223. The Company notes that the Landa Series LLC, and its manager, are each an affiliate of the Company and the Manager.

Landa Series LLC Borrower	Loan Amount	Interest Rate		Loan Date	Maturity Date
Landa App LLC – 107 Oakwood Circle Griffin GA LLC	$119,269		(1)	06/08/2023	06/08/2025

(1)	Bears interest at the Interest Rate outlined in the Offering Circular (Overnight SOFR + 2%).

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Mortgage Loan Agreement, by and between Landa Financing, LLC and Landa App LLC – 107 Oakwood Circle Griffin GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2023

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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